GREEN EARTH TECHNOLOGIES, INC.

10 Bank Street, Suite 680

White Plains, New York 10606

May 11, 2011

Via Facsimile Transmission and Edgar

Jay Ingram, Esq.

Hagen Ganem, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re: Green Earth Technologies, Inc. (the “Company”)

Registration Statement on Form S-1, SEC File No. 333-173455

Dear Sirs:

In connection with the proposed public offering by the Company of Company securities under the above referenced Registration Statement, the Company hereby requests, pursuant to Rule 461(a) under the Rules and Regulations promulgated under the Securities Act of 1933, as amended, that the Registration Statement become effective at 12:00 noon Eastern Time on Thursday, May 12, 2011, or as soon thereafter as practicable.

With respect to this request the Company acknowledges that:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Green Earth Technologies, Inc.

By: /s/	GREG D. ADAMS
Greg D. Adams,
Chief Operating Officer and
Chief Financial Officer